UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No.1)(1)


                Genzyme Corporation, Genzyme Biosurgery Division
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    372917-70
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
              ---------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372917-70                13G                     Page 2 of 5 Pages


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Janet L. Denlinger
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
      N/A                                                            (b) [ ]
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The United States of America
-------------------------------------------------------------------------------
                5     SOLE VOTING POWER

                      1,683,658 Shares (See Item 4(a))

NUMBER OF       ---------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              None
EACH
REPORTING       ---------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      1,683,658 Shares (See Item 4(a))

                ---------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                             None
-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,683,658 Shares (See Item 4(a))

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [x]

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.26 Percent (See Item 4(b))
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 372917-70               13G                     Page 3 of 5 Pages


ITEM 1(a).   NAME OF ISSUER:
----------------------------

             Genzyme Corporation, Genzyme Biosurgery Division

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
-------------------------------------------------------------

             One Kendall Square, Cambridge, Massachusetts 02139

ITEM 2(a).   NAME OF PERSON FILING:
-----------------------------------

             Janet L. Denlinger

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
------------------------------------------------------------------------

                  c/o Matrix Biology Institute
                  65 Railroad Avenue
                  Ridgefield, New Jersey 07657

ITEM 2(c).   CITIZENSHIP:
-------------------------

             The United States of America

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
------------------------------------------

             Genzyme Biosurgery Division, Common Stock,
                  $0.01 par value per share (the "Shares")

ITEM 2(e).   CUSIP NUMBER:
--------------------------

             372917-70

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
----------------------------------------------------------------------
             Not applicable; filed pursuant to Rule 13d-1(c)

ITEM 4.      OWNERSHIP:
-----------------------
             (a)   Amount beneficially owned: 1,683,658 Shares (*)
             (b)   Percent of class:  4.26% (*)
             (c)   Number of shares as to which such person has:
                   (i)    Sole Power to vote or to direct the vote:
                                    1,683,658 Shares   (*)

                   (ii)   Shared power to vote or to direct the vote:
                                    None
                   (iii) Sole power to dispose or to direct the disposition of:
                                    1,683,658 Shares  (*)
                   (iv) Shared power to dispose or to direct the disposition of:
                                    None

CUSIP No. 372917-70                 13G                     Page 4 of 5 Pages


     * These share and percentage amounts do not include 2,796,863 Shares deemed beneficially owned by Endre A. Balazs, the husband of the reporting person. Such Shares represent 7.08 percent of the outstanding shares of common stock of Genzyme Biosurgery Division. The reporting person disclaims beneficial ownership of the shares referred in the preceding sentence and the filing of this Schedule 13G shall not be an admission that the reporting person is the beneficial owner of such Shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

     The Shares reported represent shares of a tracking stock of Genzyme Corporation. The filing of this Schedule 13(g) shall not be deemed an admission that the reporting person owns more than 5% of a class of stock of Genzyme Corporation, as the tracking stock owned is one of several series of common stock of Genzyme Corporation, and the number of shares reported as beneficially owned by the reporting person represents less than 2% of the total number of shares of common stock of Genzyme Corporation outstanding as of September 30, 2001.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
----------------------------------------------------------
             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
-----------------------------------------------------------------------------
             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY:
--------------------------------------------------------------------------
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
-----------------------------------------------------------------------
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:
--------------------------------------------

             Not applicable.

ITEM 10.     CERTIFICATION:
---------------------------

             Not applicable.

CUSIP No. 372917-70                 13G                     Page 5 of 5 Pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 2002

         (Date)
                                              /s/ Janet L. Denlinger
                                              -----------------------
                                              Janet L. Denlinger